Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION AND APPOINTMENT OF SUPERVISORS

Resignation of Supervisor

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that due to his age, Mr. Wang Liang has tendered his resignation as a shareholder representative supervisor with immediate effect.

Mr. Wang Liang has confirmed that he has no disagreement with the Company, the Board and the supervisory committee of the Company (the “Supervisory Committee”) during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”).

Mr. Wang Liang has been diligent, dedicated and meticulous at work since appointment and made significant contributions to the Company’s business development, value improvement, green and low-carbon transformation, and shareholder returns. The Supervisory Committee would like to express its sincere gratitude to Mr. Wang Liang for his contributions.

Appointment of Supervisor

The Board is pleased to announce that Mr. Fu Bin was elected as an employee representative supervisor of the Company by the employee representatives in compliance with the requirements of the Company Law of the PRC and the Articles of Association of the Company, with immediate effect, whose term of office shall end with the eighth session of the Supervisory Committee. Mr. Fu Bin will not receive any remuneration from the Company in respect of his service as an employee representative supervisor of the Company.

The biographical details of Mr. Fu Bin are as follows:

Mr. Fu Bin, aged 57, is a professor-level senior economist, with a master’s degree. In November 2003, Mr. Fu Bin served as the executive vice president of China Marine Bunker (PetroChina) Co., Ltd. and in July 2007, he served as the president of China Marine Bunker (PetroChina) Co., Ltd. In November 2009, he served as the vice president of the Sales Branch of the Company. In October 2014, he served as the president of Sichuan Sales Branch. In April 2018, he served as the president of the Sales Branch. In October 2020, he served as an executive director of Nature Gas Sales Branch, and the president of Natural Gas and Pipelines Branch. In November 2020, he served as an executive director and the chairman of the board of directors of KunLun Energy Company Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited with the stock code 00135).

Save as disclosed above, as at the date of this announcement, Mr. Fu Bin: (1) does not hold any directorship in other public listed companies within the past three years; (2) has no relationship with any other directors, supervisors, senior management or substantial Shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) or controlling Shareholder (as defined in the Listing Rules) of the Company; (3) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information about Mr. Fu Bin that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

By order of the Board

PetroChina Company Limited

Company Secretary

WANG Hua

Beijing, the PRC

29 September 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.